February 14, 2006
VIA EDGAR AND FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Continucare Corporation Form 10-K for Fiscal Year Ended June 30, 2005 Filed September 19, 2005 Form 10-Q for Quarter Ended September 30, 2005 File Number 1-12115
Dear Mr. Rosenberg:
     This letter is in response to the Staff’s comments regarding the above-referenced filing, which you provided in your letter to Richard C. Pfenniger, Jr. dated February 10, 2006. Each capitalized term used in this letter without definition has the meaning given to it in the above-referenced filings.
     Set forth below are our responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.
Form 10-K for the year ended June 30, 2005
Item 7. Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Medical Claims Expense Recognition, page 21
1.	Refer to your response to our comment 1. Please provide us, in disclosure type format, the change in estimate related to IBNR for each period presented.

We acknowledge the Staff’s comment and propose to expand our disclosure in future filings, with appropriate updates to reflect material trends and uncertainties as well as changes in financial period references, as follows:

Mr. Jim B. Rosenberg
February 14, 2006

The increase in the liability for IBNR of $0.2 million or 2.2% to $11.7 million as of June 30, 2005 from $11.5 million as of June 30, 2004 was primarily due to an increase in medical claims. The decrease in the liability for IBNR of $1.5 million or 12.0% to $11.5 million as of June 30, 2004 from $13.0 million as of June 30, 2003 was primarily due to a decrease in patients for which we provide medical services to on a full risk basis and the timing of claims paid by the HMOs.
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Due From HMO’s, page F-10
2.	Refer to your response to our comment 4. Please confirm to us that you will clarify in your disclosure that you perform your own calculation of IBNR and record your estimate net of amounts recorded as “Due from HMOs” on the balance sheet. This is not clear in the current disclosure.

This response will confirm that we will clarify in our disclosure to the Form 10-K for the fiscal year ending June 30, 2006 that we perform our own calculation of IBNR and record our estimate net of amounts recorded as “Due from HMOs” on the balance sheet.
Note 13 — Valuation and Qualifying Accounts, page F-20
3.	Refer to your response to our comment 6. Please confirm to us that you will clarify in your disclosure, consistent with your response, herein and in MD&A to what the $4.1 million write-off of uncollectible accounts receivable and the $6.4 million write-off of uncollectible notes in 2004 relates.

This response will confirm that we will clarify in our disclosure to the Form 10-K for the fiscal year ending June 30, 2006, consistent with our response, herein and in MD&A to what the $4.1 million write-off of uncollectible accounts receivable and the $6.4 million write-off of uncollectible notes in 2004 relate.
Form 10-Q for the quarter ended September 30, 2005
Note 3-Stock Based Compensation, page 7
4.	Refer to your response to our comment 7. Please provide us, in disclosure type format, the following additional disclosures as required by FAS 123(R) or tell us why these additional disclosures are not applicable:

Mr. Jim B. Rosenberg
February 14, 2006

We acknowledge the Staff’s comment on the proposed revised disclosure that we provided in our response dated February 1, 2006. In response to the Staff’s comment above, we propose to expand the disclosure included in our letter dated February 1, 2006 as set forth below. Changes to the proposed revised disclosure in response to the Staff’s comment are indicated with bold face type and underline:
The Amended and Restated Continucare Corporation 2000 Stock Incentive Plan (the “2000 Stock Incentive Plan”), which was approved by the Company’s shareholders, permits the grant of stock options and restricted stock awards in respect of up to 7,000,000 shares of common stock to the Company’s employees, directors, independent contractors and consultants. Under the terms of the 2000 Stock Incentive Plan, options are granted at the fair market value of the stock at the date of grant and expire no later than 10 years after the date of grant. Options granted under the plan generally vest over up to four years, but the terms of the 2000 Stock Incentive Plan, provide for accelerated vesting if there is a change in control of the Company. Historically, the Company has issued authorized but previously unissued shares of common stock upon option exercises. However, the Company does not have a policy regarding the issuance or repurchase of shares upon option exercise or the source of those shares. No restricted stock awards have been issued under the 2000 Stock Incentive Plan.
Prior to July 1, 2005, the Company followed Accounting Principles Board Opinion No. 25, (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company’s employee stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized. Stock options issued to independent contractors or consultants were accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, (“SFAS No. 123”), “Accounting for Stock-Based Compensation” using the guidance in EITF Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” For the three-month period ended September 30, 2004, no stock-based employee compensation expense was recognized in the accompanying condensed consolidated Statement of Income.
Effective July 1, 2005, the Company adopted SFAS No. 123(R) (“SFAS No. 123(R)”), “Share-Based Payment,” which is a revision of SFAS No. 123, using the modified prospective transition method. Under this transition method, compensation cost recognized for the three-month period ended September 30, 2005 includes: (a) compensation cost for all share-based payments modified or granted prior to, but not yet vested as of

Mr. Jim B. Rosenberg
February 14, 2006

July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for periods prior to July 1, 2005 have not been restated.
The Company calculates the fair value for employee stock options using a Black-Scholes option pricing model at the time the stock options are granted, and that amount is recognized over the requisite service period of the award. The fair value for employee stock options granted during the three-month period ended September 30, 2005 was calculated based on the following assumptions: risk-free interest rate ranging from 4.21% to 4.35%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 74.8%; and weighted-average expected life of the options ranging from 3 to 6 years, depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of the Company’s employees. The expected volatility factor is based on the historical volatility of the market price of the Company’s common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.
As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company’s income before income taxes and net income for the three-month period ended September 30, 2005 are $0.2 million and $0.1 million lower, respectively, than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the three-month period ended September 30, 2005 would have remained unchanged at $.03 and $.03, respectively, if the Company had not adopted SFAS No. 123(R).
The adoption of SFAS No. 123(R) had no net effect on cash flow from operations and cash flow from financing activities for the three months ended September 30, 2005. SFAS No. 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for options (excess tax benefits) to be classified as financing cash flows. For the three-month periods ended September 30, 2005 and 2004, the Company had net operating loss carryforwards and did not recognize any tax benefits resulting from the exercise of stock options because the related tax deductions would not have resulted in a reduction of income taxes payable.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of

Mr. Jim B. Rosenberg
February 14, 2006

SFAS No. 123 to options granted under the Company’s stock option plans for the three-month period ended September 30, 2004. For purposes of this pro forma disclosure, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model based on the following assumptions for the three-month period ended September 30, 2004: risk-free interest rate of 4.25%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 110.1%; and a weighted-average expected life of the options of 10 years. The Company’s pro forma information follows:

Three-months ended
September 30, 2004
Net income as reported	$1,109,029
Deduct:
Total stock-based employee compensation expense determined under SFAS No. 123 for all awards	245,820

Pro forma net income	$863,209
Basic net income per common share:
As reported	$.02
Pro forma	$.02
Diluted net income per common share:
As reported	$.02
Pro forma	$.02
The following table summarizes information related to the Company’s stock option activity for the three-months ended September 30, 2005:

	Number	Weighted Average
	of Shares	Exercise Price
Outstanding at beginning of the quarter	3,814,000	$1.22
Granted	35,000	2.38
Exercised	(366,667)	.98
Forfeited	(26,666)	1.65

Outstanding at end of the quarter	3,455,667	$1.25

Exercisable at end of the quarter	1,806,664

Weighted average fair value per share of options granted during the quarter	$1.41

Mr. Jim B. Rosenberg
February 14, 2006

The weighted average fair value per share of options granted during the three-month period ended September 30, 2004 was $1.27.
The following table summarizes information about options outstanding and exercisable at September 30, 2005:

	Options Outstanding			Options Exercisable
Range of		Weighted Average				Weighted Average
Exercise		Remaining	Weighted Average	Number	Weighted Average	Remaining
Prices	Number Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price	Contractual Life
$1.35-$2.86	1,640,667	8.88	$1.92	391,664	$1.77	8.63
$.35-$.69	1,815,000	7.15	$.65	1,415,000	$.65	6.91
The total intrinsic value of options outstanding and options exercisable is $4.5 million and $3.0 million, respectively, at September 30, 2005. The total intrinsic value of options exercised during the quarter ended September 30, 2005 was $0.5 million. No options were exercised during the quarter ended September 30, 2004.
As of September 30, 2005, there was $1.6 million of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 2.4 years.
The Company has 760,000 warrants outstanding at September 30, 2005 which are exercisable through December 31, 2007, with exercise prices ranging from $7.25 to $12.50 per share.
Shares of common stock have been reserved for future issuance at September 30, 2005 as follows:

Convertible related party note	77,645
Warrants	760,000
Stock options	4,875,001

Total	5,712,646

The following disclosure requirements in paragraphs 84 and A240 of SFAS 123(R) are not applicable and have not been included in our disclosure above:
Paragraph 84
All of the Company’s income for Fiscal 2006 was derived from continuing operations. Accordingly, the Company’s condensed consolidated statements of income for the quarter ended September 30, 2005 and for the quarter and six

Mr. Jim B. Rosenberg
February 14, 2006

months ended December 31, 2005, do not separately identify income from continuing operations. Therefore, the effect of the change from applying the original provisions of SFAS 123 on income from continuing operations is not applicable for Fiscal 2006.
Paragraph A240 (b) (2)
This response will confirm that no nonvested restricted shares or other equity instruments not specified in A240 (b) (1) were outstanding as of the beginning or end of the three months ended September 30, 2005 or the six months ended December 31, 2005. In addition, no restricted shares or other equity instruments were granted, vested or forfeited during the three months ended September 30, 2005 or the six months ended December 31, 2005. Accordingly the disclosure required by this paragraph is not applicable.
Paragraph A240 (c) (2)
This response will confirm that no restricted shares or other equity instruments vested during the three months ended September 30, 2005 or the six months ended December 31, 2005. Accordingly the disclosure required by this paragraph is not applicable.
Paragraph A240 (j)
This response will confirm that no cash was used to settle equity instruments granted under share-based payment arrangements during the three months ended September 30, 2005 or the six months ended December 31, 2005. Accordingly the disclosure required by this paragraph is not applicable.
We noted that your comments referring to paragraphs A240 (c) (1) and A240 (c) (2) requested disclosure information for the year ended September 30, 2004. Since our fiscal year ends on June 30, we have provided the required disclosures on a fiscal year to date basis. We will provide such annual disclosures in our Form 10-K for the fiscal year ended June 30, 2006.
The Company hereby confirms that, for future periods, the Company will include disclosure responsive to the paragraphs of SFAS 123(R) identified above to the extent such disclosures are required by SFAS 123(R).

Mr. Jim B. Rosenberg
February 14, 2006

     We have attempted to address each of the comments raised in your letter. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 500-2105.
     Thank you for your assistance.

Very truly yours, CONTINUCARE CORPORATION
By:	/s/ Fernando L. Fernandez
Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary

cc: A. Marvin Strait, CPA